Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2009

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Earnings(a)	$(164)		$(164)
Plus:
Interest included in expense(b)	5,121		5,121
One-third of rental expense(c)	73		73
Adjusted “earnings”	$5,030		$5,030

Fixed charges:
Interest included in expense(b)	$5,121		$5,121
Interest capitalized	12		12
One-third of rental expense(c)	73		73
Total fixed charges	$5,206		$5,206

Ratio of earnings to fixed charges	0.97

Preferred stock dividend requirements		$	−

Ratio of earnings before provision for income taxes to earnings from
continuing operations			(0.15)

Preferred stock dividend factor on pre-tax basis		$	−
Fixed charges			5,206

Total fixed charges and preferred stock dividend requirements			$5,206

Ratio of earnings to combined fixed charges and preferred stock dividends			0.97

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.

(1)